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Exhibit 99.2

FINAL TRANSCRIPT

Thomson StreetEventsSM

Q—Qwest Communications International Investor Breakfast Meeting

Event Date/Time: Mar. 01. 2005 / 8:00AM ET

FINAL TRANSCRIPT

Q—Qwest Communications International Investor Breakfast Meeting

C O R P O R A T E    P A R T I C I P A N T S

Dick Notebaert
Qwest Communications International Inc.—Chairman, CEO

Oren Shaffer
Qwest Communications International Inc.—Vice Chairman, CFO

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Lee Cooperman

Unidentified

Bill Varatos
York Capital—Analyst

Jeff Halpern
Sanford C. Bernstein & Company—Analyst

Anton Innex (ph)
Morgan Stanley—Analyst

Mike Rollins
Smith Barney Citigroup—Analyst

Jason Bazinet
J.P. Morgan—Analyst

P R E S E N T A T I O N

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        Good morning, everybody. Thanks for being here. We're fortunate enough to have gotten ten inches of snow. I was in here last Friday and they predicted that I'd never get out because of the snow that came in, and it was just like today. It's really not bad at all so that's good.

        I'm Dick Notebaert, Chairman and CEO of Qwest. We're going to have a follow-up to our analyst call and go through a few things. We'll also get into some of the current events, then I'm sure you all would like to and we'll do lots of Q&A.

        I'd like Oren Shaffer to stand up. Oren is our CFO, for those of you who don't know Oren, I can't imagine you don't know Oren, but if you didn't, Glad Oren's up here.

        Let me click forward. Oh, come on, you guys. Don't do this to me. Here we go. Okay. Let's back it up about three slides. That's a pretty good slide, though. Do you guys want to run this in back? Amy? Are you going to run it? Do you need the clicker? Okay.

        This is our normal forward-looking statement that you have trouble reading, but basically it says the things that we normally say which is the presentation is going to contain some projections, forward-looking statements and things, and you should take that into account.

        Go to the next slide. I just thought we'd take a few minutes and see where we've been the last three years, because sometimes we lose track of that, and at Qwest we've had three years full of opportunities. And it's really a continuum, so what you see on the investment pay off we really started that back in '03.

        We've come a long way. We've restated our financials, which was huge. Those of you that haven't been through it, hard to imagine how tedious and time consuming that can be.

        We also stabilized operations. We've got positive cash flow, we've invested in newer products, bundles, and packages, and that's been a very good thing. We have changed the structure of the company.

        We've also worked on, again, the cash flow, generating more and more cash, and we've overhauled our long haul network and we continue to be on track to do what we told all of you we would be doing, which is to get that thing into a cash flow positive position in the March time frame. We might spill over a little bit into the June time frame, but we are on track and we showed good progress in the December quarter.

        On our bundles and on our packages the good news is we've increased ARPU in almost every one of the categories that we've dealt with, and so you saw in the September and the December quarters that we were basically flat, which is very positive for us.

        We've made some pricing changes. We can get into that a little later. We talked to some people about it last night, especially in the wholesale space what we've been able to do. And we'll start to see the effect of that even greater in the March time frame.

        Let's go to the next slide, please. So if you look from an operational point of view, these are the highlights. You can read those. You've all got your books.

        I think first of all when we got there, we show 40 percent on homes have DSL availability. It's not true, it's more like 32 percent. We're just over 67 percent now and this year we'll take it into the 70 percent range plus and move that forward on our broadband deployment.

        We have seen, and we've taken a very different approach, and I'll get to this in a minute, different approach on our distribution channels. We have improved our access line losses.

        We compete head to head with the cable companies in every one of our markets, so when those guys roll out their VoIP and their new telephony service, for us it will be business as usual because we've already been there. A lot of the areas we serve were served by the old AT&T or their cable company, and they had deployed telephony in those marketplaces, so we don't expect to see a lot of change in what's going on there.

        We have taken our debt down by 40 percent. When we got there, there was approximately $26 billion in debt. Right now, we've taken about 10 billion of that off. We feel pretty good about that.

        And by the way, it wasn't just from selling our directory business, because we only got 7.050 for that, billion dollars, and we were able to do a lot of things and support our bond holders as well as our equity holders.

        If you look at the work force, which we don't talk about much because within Qwest we talk about customers equals work and that equals jobs. We don't back into a number of people based upon a P&L, we take a look at the work we have to have because services [are] differentiator going forward, but even with that, we've looked and said we need to have a more efficient operation and although we don't talk about it, our work force has been reduced by about 21 percent in the last two-and-a-half years, or just over two-and-a-half years.

        On the investigation side we did settle with the Securities and Exchange Commission. Can't say much about that but we settled and it's good to have that chapter of the book closed and the GSA just recently came out and gave us a clean bill of health and that's a wonderful letter to read because they went further than just a form letter. They talked about the fact that we had good governance, we had good control processes in place and they were very complimentary with that letter.

        So we feel we're a hybrid. A lot of the folks have written about this, the fact that we have a long haul network as well as an ILEC network. Our incumbent local exchange company throws off good cash.

        We have the long haul network. We have talked about the fact that it was burning cash although a very important asset for us. As we approach the enterprise space we said I think just over a year ago that we would bring this thing into cash flow positive space and we are moving in that direction.

        That gives us something that I think is very important. From the enterprise space, from the customer's point of view, it gives us an asset that lets us not have to go to someone else for our VoIP, not go to somebody else for our packet and our frame and our ATM. That's positive from the customer's point of view.

        Now at the same time we've been very disciplined in the way we've deployed our capital. We do have flexibility to do things that we didn't have two-and-a-half years ago and we will in fact be deploying different assets as we go forward.

        We already have a cable business. We already have a head-in, we've got our agreement with California in order to get content out to the customers and we do that in several of our markets and we will be looking at that as we go forward.

        Click. Okay. This is kind of a fun chart. It's a busy chart. Probably better to look in your booklet.

        When you look at what we built years ago with Qwest and what we tried to come across with, what we really focused on was the fact that we needed a long haul network. And you can see the color charts over there where we have our pops and we've deployed Voice over Internet Protocol, or VoIP, in over 200 cities. We have it in all 14 states where we're the incumbent local exchange carrier and we deployed this for business to business purposes in the enterprise space.

        We had committed to December 18th of last year to do it on consumer. We slowed that down because when we ran our real test to scale it up we didn't feel that we could scale it up without a manual work around and we were not going to do that because, again, service being our differentiator, we felt we needed to make sure that it was totally smooth all the way through with no error, because you only get one shot with the customer.

        We'll probably get that done late this quarter, early in the June quarter. We should have it scaled up on the software side.

        It's an interesting map. It gives you an idea of our long haul network and what we are currently doing. By the way, on there is the fact that we are carrying a lot of VoIP minutes right now.

        Click. So, on the wireless, this has been the one challenge that we've had. Remember, we had wireless in six metropolitan areas. We were a regional provider, more like a Cricket or some body like that.

        That doesn't play. Customers looked at us and said, you know, this is not what we want you to do, we want you to have a national footprint.

        We had that, we had those powers. We were putting a lot of capital into it to meet the needs but we had limited spectrum so we couldn't do 3G-type services, we couldn't do the PDAs and all the different things that I see everybody's got their crackberries out, not that I'm looking at anybody, you're just punching away there, but we couldn't do all of those things.

        Keep going. Turn your phones on, especially if they're ours. We couldn't do the things that the customer was saying they wanted.

        The other thing is, they hated looking at their Qwest phone and seeing roam. So we made a decision, conscious decision, and we traded a success-based plan, which is where we went, and moved away from a capital-intensive limited geography and limited feature functionality proposition for the customer.

        So we have sold, agreed with Verizon to provide them our spectrum, all of the equipment for $418 million, and we've moved over onto a wholesale infrastructure that we get from Sprint. Very good infrastructure, national footprint, provides all the future functionality that the customers want.

        Now, what's wonderful about this is, that we experienced no cost. First of all, we have no capital investment, right, because it's somebody else's, and we have no cost, it's success-based.

        So if you buy a cell phone from us and you start using it, we pay per minute on a wholesale basis. And yes, just to answer the question, there is room for good margin and we do have an opener in the contract as the market based price changes from eight and a half cents a minute to something else so that we can continue to adjust our wholesale price down to allow us to be profitable, have a positive margin contribution.

        I'm very pleased with it. The relationship has been very good. And we continue to work with them and introduce new products and new services just as they do on their retail network.

        Click. Oh, one—just—don't go back, but one thing on the wireless.

        The migration, just so you understand, because our churn is higher than it should be, and what's happened here is we are the only ones that I'm aware of in the world, definitely in the United States and Europe, I'm very comfortable there, but I think in the world that moved their entire customer base from one infrastructure to another, and that put at risk about 35 percent of the customers who had older equipment and we couldn't software-program it and they actually had to do some things or change out the piece of equipment.

        If anybody asks you, that's a very, you have to be prepared for this. This is a very tough thing to go through.

        The other thing we found is that there were some customers that were paying us every month that didn't know they had a cell phone or forgot they had a cell phone, a wonderful way to get your revenues up, but when we contacted them four or five times, then we had to finally call them and say, we're going to turn your phone off, they said, oh, we thought you were kidding, we didn't really, you know, and so this creates churn, it creates opportunity for people to go out and shop for different contracts, different services, different pieces of equipment and so our churn, which is coming down and stabilizing, is still too high and we expect in the March quarter to see reduction and in the June quarter to see it be what other people in the industry have. But it's been a very trying thing to do as we changed infrastructure completely.

        On the optimization programs, we've talked about this at length on all of our calls, and quite candidly what we said we would do we are doing. We've taken about 260, $270 million out of the ongoing cost of this.

        We've reduced our take or pay's. We would expect to have this, as I've said earlier, optimized as we end the March quarter or maybe trailing into the June quarter.

        We have also done something that we should have done a long time ago at Qwest, we created a tool so that if you're, one of the problems we have, or one of the challenges we have, is the number of pops. We don't have 1,000 pops. So sometimes in order to serve a customer we have a longer loop line, and the longer the loop line, the greater the cost. So 17 miles costs more than a half a mile.

        We created a tool that all of the sales force uses now when they approach a customer so if you wanted to buy from us in your company we would put it in the piece of geography in, what you wanted, and we can tell right away because we update it almost every day what the competition does and could we, in fact, with that type of infrastructure, could we, in fact, be price competitive, because, you know, as much as somebody loves you, if the spread's too great, love only goes so far.

        And so we have been very targeted in our sales technique and every sales person in our team now has access to this tool. It's targeted, it's local, our win rate's gone up, and we don't burn near as many calories as we were burning before.

        Click. Okay. Summing it all up, if you look at what we've done on expense reduction, and again you can see this in your chart, where what's actually happened is, and this chart's just a little bit misleading because if you look at the index on the left-hand side you're talking about very small numbers from zero to negative 1 percent.

        You've seen our revenue, as I said, we have a slight gain in the December quarter of about 5 million and we, pardon me, in the September quarter, and we missed the December quarter by $11 million on a base of 3.4 billion. So that revenue chart is a little bit misleading in the sense of how well I think we've done.

        But what it's not misleading on is the amount of expense that we've taken out of this business. You can see what we started to do if you go back to my first chart where I said what we've done each year you can see us starting to get the efficiency and we've expanded margins and you saw that in the December quarter.

        Okay. Free cash flow. You all track this. If you look at Qwest at all you track this very carefully.

        And in fact we did exactly what we said we would do in each of these years and we've improved our free cash flow. We will continue to do that.

        This is a focus on the company. Each one of us gets paid on this. And when I say each one of us, that means whether you're driving the truck or you're sitting at my chair.

        Everybody in the company is tied together on the same objectives and we all think about this constantly, about every penny and how to get the cash flow even better.

        We have had rating agency upgrades. Last year we went up three notches. We'd like to have had it been about five or six but still it's improvement and it's going that way.

        And our capital spending, if you go back and look for those of you that didn't track us, we were spending about $8 billion a year in the year 2000 and 2001, and we started to look at this and said how much do you need top spend when you've got wireless migration and you've got cable competition.

        We have been able to do something that we've never done before in my career. And that is, we've been able to take, for example, out of Omaha, where Cox has made inroads, strong inroads against us, we filed with the FCC on that, we've been able to take a lot of equipment out, recycle it into New York or into a Los Angeles or into different markets so we've been able to really better utilize the assets we've already bought, the equipment we've already paid for.

        And I'm not just talking about a plug-in card. Talking about frames and processors and capacities. We've been able to do this. And it's worked very well.

        At the same time, people like Lucent, Alcatel, and our friends at Nortel have been very anxious to provide us with equipment at competitive prices. For example on DSL, we were able to, one of the reasons we were able to accelerate is we were able to move away from one supplier and move to another at a 40 percent lower cost structure and that is phenomenal. So we've been able to reuse equipment, we've gotten better purchase capability.

        Click. So in short, that's where we are. I'll wrap up with a slide on it.

        But I just wanted to share with you where we were operationally and the fact that we've done what we said we would do. And we are, in fact, very good and very disciplined at creating value.

        So if I could summarize where we are, it comes back to this chart, and, click, that really takes us into the next one, which is, in fact, click, the MCI opportunity.

        Let me try and paint a picture, and you may agree or disagree, but I'd like to paint the picture from where we sit and have you understand how we think we've approached this.

        First of all very disciplined, methodical, and very predictable. We feel that we've made a very good proposal and that the proposal from a short-term, if you're a tactical investor, you get more cash. About a billion dollars more cash in the transaction and you get it sooner. Fact.

        We also looked at it and said for those who have a higher risk profile or want to make a strategic investment or thinking four to five years out, what do they want? We said, okay, fine, what you want is you want part of the company, of the nuco, you want part of this combination, you want to reap the benefits of the synergies, but just as important are the growth opportunity that this consolidation would create. 40 percent of the company is in the hands of that MCI investor.

        So we've tried to say on both sides of it, how does this work. And we've tried to find that right balance with it.

        We've also looked at our plan and we spent 10 continuous months having discussions at the working level on synergies so we put together what we thought was the right synergy plan. And most of the synergies, a lot of those come from us.

        We get more pops, we have the newest and most modern backbone, us and Level 3 built about the same time. We have, from them we get more pops and local distribution, access, works very well.

        We also get the consolidation of what I think are redundant expenses, very straight forward. Again, if we're a hybrid, we have the long haul, they have a long haul, we put the two together, we were able to optimize the two sets of assets.

        Regulatory approval, if you look at it, we overlap it about 7 percent. There's really not a lot of debate.

        If you talk to our friends in Washington, they would look at this and say, you know, other than the fact that the bureaucracy is loaded up or we have a lot to do, yours is pretty straightforward and should go through quite expeditiously, relatively speaking. So we think that within a year or shorter that we could get regulatory approval for this.

        We also think that we create, culturally, we match up very well. We think we create an industry leader and an opportunity to create value for the share owner that's really superior to anything else that could be done.

        Again, thinking of the share owner, especially for the MCI share owner. It's very important for the Qwest share owner, too, but critical because you get more cash and 40 percent.

        Click. Now, this gives you an idea of how it was put together. You can see this. It's got the cash part of it, cash contribution, and it works out to the relative value for the MCI share owner.

        We did put the collar on because people talked about volatility. And again, we can debate whether or not you should have made the collar this big or whether or we can debate whether or not it should have been all cash or all equity. We've tried all of those things so—

        What we really think we have created here is something that again, that's a pretty good cash portion of this proposal. What we tried to do is to create a superior proposal. And at minimum, one that has the potential to be superior.

        That's exactly what we've created here. And I think that is mission-critical. We could go into a little history but we'll do that in the Q&A, I'm sure.

        Click. And this is kind of an interesting chart because it lines things up and it lets you look at it very straightforward. There are no games here.

        As you look at these numbers you can see exactly what's going on. You get more cash, you get a larger percent of the company, of ownership, you see the synergies, you see the synergy value per share owner and the opportunity there, and you could even say, as I was talking to one person yesterday, you know, even if you're off a dollar on your synergies, per share, that's a pretty good number. You can see the variance over here.

        So from a value point of view, it looks very straightforward. Nothing fancy in the numbers, just simple fact reporting. And I think that's critical. Not trying to interpret anything, just straightforward facts.

        And if you look at this, and you're unbiased, which nobody in the room is, but if you look at this, you'd have say that that Qwest opportunity there, if you don't agree it's superior, you would have to, at a minimum, say it has to potential to be superior, right? So, let's—click.

        We're going to talk a little bit about the synergies but again I'd like to do something here. I'd like to set you up with a little intuition.

        If you look at, again, the hybrid, you look at the map we have with all those pops and that long haul network we had that we've talked about for a number of years, you can see that we have some similar assets, you can see that our operations, you know, we have a lot of people across the country. We have the ability to take that and leverage that. We don't have to create systems. We got the software, we got the back room, we don't have to rewrite anything.

        On the other hand if you're a company that's been created out of a number of acquisitions maybe 70-plus, and you've done a great job of integrating but you aren't quite done, maybe one way to integrate is to pick up stuff that's already optimized, so it's a matter of moving it over to an existing asset versus creating new and having to rewrite the book.

        From a tax point of view the NOLs which I haven't read anything about anybody, I haven't heard anybody say anything about the NOLs, but the NOLs create a great opportunity for us, especially for profitable companies, it would be nice to use that. And that is real value on a go forward basis. Real value going forward. Hard to debate that.

        So one other thing that happens is when you, I hear a great deal about investment grade status and about where we are on the debt, people point to Qwest and say is you've got a lot of debt. Right.

        But the important fact here is not the debt that Qwest has. It is if you take MCI and Qwest and put it together and you create a nuco, what is the debt? What's the EBITDA of that company versus the debt? What's that ratio, and then when you take those synergies and realize that 63 percent of those synergies happen in the first year, what are you doing on that trajectory? What are you doing?

        So the debt of the nuco is what we ought to be talking about and that, in fact with that EBITDA, both the ILEC portion we bring, our long haul, their long haul, put it together, their debt, our debt, put it together against the EBITDA, you're coming down to this last line which is you're moving very quickly towards investment grade. And again, the synergy is 63 percent in the first year.

        Click. Now I was asked yesterday how deep would I go. And I'll probably go as deep as this.

        For those of you that would like to talk about how many technicians in which locations we can spend some time on that, but I don't think we should do that for everybody. That might be a little tedious.

        We can talk about the pops in L.A. and Atlanta, in New York, but the basic point is, if you look at the two networks, it's exactly what I've already said. You've got overlap on the long haul, you've got some overlap on the pops. We have just over 200. They have a lot more.

        And you can eliminate the redundancy on the pops, you can leverage the pops to get better access to the networks, or the on and off ramps, shorter loop lengths. That's real money for us, in the sense of we've got longer loops, we can shorten those up, taking advantage of their opportunity.

        We can consolidate traffic on one backbone. And obviously you'd use the fiber backbone, the better backbone.

        Metropolitan area networks are there to be leveraged. For those you don't remember, the old MFS, and there's a lot of those networks that still exist that have overlapped. We don't own those in a, say, downtown Chicago, which I'm very intimate with, but we can use that to help us again on those rings. We don't have to go to an ILEC and get that.

        And again, the whole co-location idea. And remember, I've been very careful to talk about not where we are the ILEC where we have market, where there's any question about market concentration or any question where the Herfindahl index might go off scale, we don't have that issue because we're out in the 14-state western part of our country. We don't have Chicago, other than in the enterprise space.

        And again, if you look at this, about 68 percent of those dollars comes from that, and a lot of those deficiencies come out of optimizing, putting the two together, but really of cutting the cost within Qwest itself.

        On the corporate side, this is fairly straightforward, having been through this once before you should get somewhere between 700 and $1 billion. We've put six to seven, and that's treasury, human resources, advertising. I'm not going to say anything about IR. My mike will go dead. And my collar will go off.

        So if you look at this you can see that just on this, just on expense side, we're going to pick up between 2.3 and 2.7. And that's about 93 percent.

        This also talks about the reduction of work force of 15 to 18 percent and before you start to question that, remember a few slides ago, I told you we had already reduced within our operation 21 percent of our work force. And at the same time, just to put it in perspective, we have had the highest service levels measured by third parties, our company has ever had since we started measuring it.

        I'm not talking about Qwest, I'm talking about U.S. West, Qwest, and going forward. So we've been able to do those things in a very disciplined way and yet if you talk to customers, it's the highest service we've ever given in their perception. We've had no held orders last year.

        So if someone says you're reducing your investment, I look at you and say how could that be? Got the best service ratings we've ever had, didn't have any held orders, we're meeting the customer's needs.

        What I would tell you is, we've been very, very strict in where we put the money. It's got to be revenue generation or definitely a service issue that we're going to deal with. We aren't going to do things just because that was the routine for the last 25 years. Click.

        The capital expenditures, pretty straightforward. If you've got overlapping assets, and I already talked to you about what we're doing, I used Omaha as example. It's not that we're just going to turn the lights out and go home, we're going to take that equipment and reutilize it because it's good stuff, you can't use it all, some of it we'll have to sell for $0.08 on the dollar, but we can reuse a lot of the assets and that will save us on the capital side.

        So when you add it up, you're getting about 2.5 to $2.9 billion of synergies. And of course, as it says here, the first 6 billion of the pretax income is tax-free. NOLs, stuff like this, things that we can do. And that creates approximately $2 billion of value on top of what we're talking about.

        So using net present value brings it back to about $14.8 billion that we can do and again it's very explicit here in what we're talking about, and that's the synergies, the Cap Ex, as well as the NOLs.

        Click. So I'd use the 63 percent before. You can see that we feel if it's between nine months and a year to get approval we get a running start, we can have about 63 percent of this done in the first year, 28 percent, I think it is, Oren, in the second year, and the rest in year three. So the payback on this is very short. Very short.

        And again I'll take you back to the debt question and the risk profile. All you've got to do is take the current EBITDAs, the current debt rate, and create the ratio and you can see exactly where we're going.

        You can do your own math. If you're uncomfortable with the level of synergy, and I'm going to give you a benchmark in a second. If you're at all uncomfortable, just adjust it a little. Adjust it 5, $600 million, moves it out a few months.

        That's exactly what it does. We've run the sensitivities multiple times. And I want to give you a benchmark.

        I read, and the media reported that our friends at SBC, AT&T, feel they can get a couple billion out, and they were using Williams for a lot of their long haul, and so they have a lot to do, and yet they think they can get about 2 billion. The fact that we come along with over, both [IXEs], we're a hybrid, they're an IC, putting it together, and we come up with something around 2.7 to 2.9, and we have NOLs. There aren't any NOLs in the AT&T-SBC thing, I don't think, so the fact that we have NOLs, plus the synergies, should tell you that our number benchmarks very well against what they've said.

        This gives you an idea of some of the ratios and where we are. The leverage one ought to make you feel better. And again you can play with this a little bit if you want. You can do the same kind of sensitivities that we did and I think you'll come to the same conclusion that we have which is, it is very much within the channel or the realm of intuitive reason.

        Click. Simpler deal. Like assets, less competitive, some overlap, not where we're the ILEC, only 7 percent there, creates, I think, a third tier.

        If you look at the per market share of Verizon at 21 percent in the enterprise space, you look at MCI at about 15, you look at us at about 5, you look at AT&T SBC at about 44 percent, if they come together. So you can see this creates a third stool. We'd be around 20 percent of the enterprise marketplace and I suppose that we could all count it differently but it's within grenade range.

        So you'd have three strong competitors, or real competitors within the enterprise space. I think that's a real public policy issue.

        I think we need to make sure that we don't end up with a duopoly and I think it is meaningful and I think that debate will rage and I think what we don't want to do is end up, again, with East and West or a duopoly. Having three, if you're an enterprise customer, is important. Otherwise you've got a real issue

        And just to get the wireless thing off the table, we can do a wireless enterprise nationally. Not a problem.

        And for those of you that think that wireless is the real advantage remember that if you own 55 percent of a wireless company and then you get 4.5 percent of that, we have a billion dollars more in cash. How many cell phones, this is a math test early in the morning, how many cell phones would you have to sell at an average ARPU to equate to a billion dollars in cash? The answer is just around 73 million additional cell phones. So you'd have to have this be a very strong sell factor in approaching enterprise customers.

        We have greater choice, more opportunity, we have the most advanced long haul fiber if Jim Crow were standing next to me he and I would argue about that but I think, you know, we both built ours about the same time, we think they're better, they think we're better. I mean you know, just kind of who's pointing fingers at whom. Again I've already said this but we thought we could close within a reasonable time frame.

        Click. These are some of the salient points. Again, wrapping it up, today, Qwest sells packages and bundles. We include everything from cable TV, equivalent, where we use XDSL, we also do satellite, we have wireless, telephony, we do managed services for the enterprise customers, and we are out there with IP.

        We were the only so far the only company that's put a stake in the ground and said we'll sell stand-alone DSL. That's what customers want.

        If you look at what we've done on UNIs, we now have agreements to sell UNIs, commercial contracts without government help or advice, with over 73 companies. We want to sell UNIs as long as we set the price and the government doesn't artificially set. We see that as another distribution channel.

        So you can see we are competition oriented. We like the idea of having multiple channels, we like the idea of doing business with people that traditionally were thought of as our competitors, we would see as our wholesalers.

        And I'll take you to the last point on the free cash flow. That, I think, says it all about financial viability and stability. Click.

        So in short we think we create good value, balancing the tactical investor and the strategic investor. We think we have answered all the questions about selling in the enterprise space.

        We feel that the debt ratio really matters on the nuco and not necessarily on what debt MCI has or what debt we have or what debt Verizon has or SBC has, it's when you put the combination together what's that ratio. We think it's a unique opportunity, quite candidly, to optimize the assets and continue the path of consolidation without jeopardizing competition or, to say it different way, without the threat of concentration. And yet the combined company, when put together, would have enough throw weight, enough volume to it that it can be very competitive.

        Click. And with that I'm going to ask Oren Shaffer, Oren, anything you want to, come on up here. Anything you want to add?

Oren Shaffer—Qwest Communications International Inc.—Vice Chairman, CFO

        I think did you very well. Why don't we just take some questions?

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        So Oren and I will take questions on anything you would like to deal with.

Q U E S T I O N S    A N D    A N S W E R S

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        Yes?

Lee Cooperman

        Thanks. My name is Lee Cooperman. I should disclose I'm a substantial MCI shareholder. I would first like to thank you for taking the time to come to New York to present your case. I could only hope the MCI board and management are listening to this presentation. I would be very disappointed if they weren't.

        I have two questions basically and I think you've addressed part of them but try to drill down a little bit deeper. Clearly, MCI's board, thus far, has said that 24.60 risk adjusted is worth less than 20.75. That's the only thing you could observe based upon what they've done thus far. It would seem to me that there are two issues must have driven them.

        One is the leverage inherent in Qwest, which I think you addressed interestingly, one PE turn is about 50 percent of the value of the stock. And second, which was not discussed, is the issue of contingent liabilities. You have a fairly lengthy disclosure in your K about contingent liabilities and I would assume if I was a director of MCI I would be concerned. I know they were concerned about GSA but that's all been resolved. What could you talk about in terms of the potential exposure on your contingent liabilities?

        And the second question is, what can we in this room do to help get MCI to the table and conversely what can you do, are you willing to do to get them to the table that you have not yet done?

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        That was only two questions? On the contingent liabilities we've had full disclosure on those since at least since the day our team walked in the door and we are reserved for those. We did settle the SEC within the context of those reserves and we feel we are adequately reserved within the accounting practices to do with this.

        I don't know what you say about it other than when you write that section of the K, we are supposed to write it in a way that paints a very dark picture. It's supposed to be worst case. We do a very good job of that, and, which is what we're supposed to do. And then we talk about the reserves saying that against the worst case it is what we think is a minimal set, but within the range. And that's what we've done.

        There are many companies that have liabilities. You disclose them, you reserve for them, and you approach it that way and you methodically go about resolving it. And so I feel we're on the right path. I'm very comfortable with it or I wouldn't sign the thing on that.

        Second, and I'm going to ask Oren to expand on this in a second. On the second question, I don't think we could be any more straightforward and open and transparent than we have been. We have said that we feel we have this modified offer we put out which we have had no response on, no response, and we were, it was through the media we were able to learn that it would be analyzed carefully and thoughtfully, and that we should hear something. So I don't know that it's good enough or not good enough.

        We think it is a superior deal. But if nothing else it indicates a willingness on our part to get some guidance which we have not had, a willingness on our part to discuss and see what, how do you, if I went around this room, and I said, how would you define a superior deal, how would you define it, I probably got since 6:00 this morning at least more than one different way to define it. So we need, what we've said is, we're very open to that.

        So we feel we have the potential for a superior bid, and that that potential, based upon our understanding, is something that can allow that board to have a discussion with us and give us some guidance or some definition and the one thing I have not read in the media is what the definition in this situation of a superior bid would be. We all have our own opinions, and that's very reasonable, but I haven't read in the Wall Street Journal or the Financial Times, the Denver Post, or Bloomberg or, you know, I could go through, MSNB, could go through the whole list. I haven't read what that definition might be.

Lee Cooperman

        The market has already said you have a superior bid because the Verizon bid at 20.75, the last time you checked your stock is selling about $2 above that bid. The markets are efficient. 97 percent of the market capitalization the company has traded in since your bid was announced [inaudible] conditions say markets adjust to new information versus [inaudible] so the market already says your bid is superior.

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        And again I think experience would say that if you have a proposal that meets the tactical investor's needs and the strategic investor's needs, and then overall it's over 20 percent greater, and it deals with volatility, and you could say should be more should be less, but the point is to try to suggest those that in fact that is worthy of some discussion. And has that potential. Oren, do want to add anything on either point, please?

Oren Shaffer—Qwest Communications International Inc.—Vice Chairman, CFO

        Well, I think maybe on the continued liability thing is that it was interesting how those eleven pages ended up on fax machines going out. They could have much more efficiently just looked at the filing and got the eleven pages.

        Couple things. One, is that the books are audited. I think you'd find most sections in an 8-K, when you talk about contingent liabilities tend to go on for a while. Lawyers tend to be rather verbose. All due respect to lawyers.

        The second thing is that given the source of those telexes, it might have been good that they, those faxes, excuse me, that they had also just included their own contingent liability section, which of course is much younger than ours since they had zero continuing liabilities when they exited from bankruptcy. So I think the contingent liability thing when you're evaluating it needs to be looked at as, one, does it conform to the practice of disclosure. Secondly, is it audited, and in our case it is, and what has been the past history of the company when they've settled out liabilities which they recognize ahead of time and then they settled out.

        And I think to Dick's point, we were very, very precise, since we've arrived there that we have yet to have a reserve on our books that it turned out the settlement of that reserve was for more than we had on our books, and I think that's just the way it is. That's our lawsuits, everything we've disclosed, easy to find that out.

        On maybe just a quick answer also on expansion on the first question that Lee had, which was, all the different speculation as to why the MCI board has not found this offer to be superior, and, of course, I think that is the crux of the whole thing, is why. We don't know. We've been in a position of having to work against ourselves, and I'm sure anytime you've been in a room and you decide to negotiate and speculate against yourself the permutations and combinations go very, very quickly, and so I would say we probably investigated most of them. I could probably say all of them. But when you're done doing that you come always to the same question is that why?

        I think, as I would say at least, that what we would hope happens here is that, one, the MCI board answers that question for us. Why do you think 24.60 is less valuable than 20.75? And that would be a great start to the whole exercise.

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        The value here, if I could just add one other thing, Lee, the value here is that if you have a discussion it's different than if you work through the media, and then you can get it right and you aren't kind of one day reading this and one day reading that, and that's not a shot at the media, it's really, it's the nature of the process we're in.

        I've got to do one thing. Because I'm very proud of something our finance organization has done and our company has done.

        Last Friday we put our 10-K out. And that's about a month early. And I feel pretty good about that, and those of you that have had the chance to read it, you should read it because it's rare that you get one out, especially that early.

        The second thing is, in there it talks a about Sox 404. We all know what that is. We're done. We're down with our Sox 404 control review and it came out very, very well. And that also is one of the first companies in this country to report out on a Sox 404 audit.

        So in our case that gives you an idea of the type of controls and discipline and organization we have for our systems and how far we've come from two-and-a-half, three years ago. Just had to say that. Yeah.

Unidentified

        Good morning. One of the—.

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        Go on.

Unidentified

        One of the strongest cards you have in your hand—[inaudible] and I was just curious if you can [inaudible] sort of feedback how that card's played?

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        Okay. For those of you that may not have heard, because I don't know if the mike went on, the question was one of the strongest fields we have is the regulatory process and have I or we talked to people in Washington relative to that process?

        I get to Washington a lot. And have lots of discussions with lots of people and when we say nine to 12 months we feel that that's very doable, and we didn't, we don't do things in a vacuum so we feel that that type of approval process is within, very much for us within the realm of reason. And that includes, not just Washington but you have to go through some states occasionally, too, and have discussions with them and we feel that in our case that we could make this happen. Is that—thank you.

Unidentified

        A lot of talk about operating expense synergies, some capital synergies, not a lot of talk about revenue opportunities. You mentioned wireless, potentially selling that through the MCI [inaudible] sales force. Can you help us think about what the revenue profile, the revenue growth and growth of the new company would look like, what you've assumed to get to these synergies? I think pro forma on your 32 billion you're looking at about a 6 percent decline, something like that, if you assume MCI's recent guidance. How does that trend over the next couple of years to get you to your EBITDA and synergy target?

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        We've put no revenue upside in this at all. None. Nada. The synergies are 100% expensed, there's a little Cap Ex in there, you saw just a small amount of Cap Ex.

        What we did is we looked at industry consensus. We also had continuous discussions over 10 months, so we got some thoughts, and that's how we put it together. You could, and then we also put in some leeway, did some sensitivity analysis to it.

        And we feel that within what we are doing at Qwest with the incumbent local exchange carrier, what we are doing on our long haul, when you put it together with there's, remember, we're looking at a combination, so you can't just take one and say, oh, that's it. Qwest has got too much debt, or Qwest has stable revenue, they were flat for the quarter, and say, oh, well, you've got to put the two together, and that's when we look at it, and that's when the opportunity for value creation is truly there. So that's what we did, and, you know, we came within that range. You want to jump in on the number for this?

Oren Shaffer—Qwest Communications International Inc.—Vice Chairman, CFO

        A little bit on revenue, just to make sure what we've done, is that as you can see Qwest, as Dick covered Qwest by itself, we've stabilized and actually are growing revenue from our businesses. If you listen to what the other group is saying about their revenues they also believe, and we share that belief, by the way, that their enterprise business, and especially their data applications, are actually starting to grow again, and their main revenue pressure is coming from what they term mass markets.

        And what we've done going forward is we've basically assumed they're right. In other words, we've, in our analysis without any guidance from them, we've taken their public statements as to what they're revenue pressure would be going forward and we've used it.

        We believe that much of that business is very similar to our LEC business, which we have a certain capability in and managing. And we would think that were we in a position to begin to work more closely with the company we could refine that revenue number, but right now what we've used is just public information on their revenue estimate. So that's why the numbers are like they are, Simon.

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        Again I want to stress, Simon, I think we can't look at one and ignore the other. We have to look at this thing in combo, and that's very important.

        The other thing is on our consumer side, we've got very good systems now. We're doing very well. When I talked before about the highest perceived quality we've ever had in the history of our company, that stuff is very much usable within a different context, just like our deployment of stand-alone DSL and then VoIP on top of it and selling those seats.

        So those functionalities that we have that we've developed in-house, we did not, like some companies, we did not go out and contract out to have our VoIP done by somebody else. We feel it's part of our core competency that we have to create and sustain over time. So it's important. Thanks for the question.

Bill Varatos—York Capital—Analyst

        Hi. Bill Varatos, York Capital We are MCI shareholders as well. I guess, and this is somewhat to the point but, or directly to the point, it would appear the MCI board has a point of view, or to date has a point of view that Verizon shares are more akin to cash and yet as Lee pointed out, the market and therefore to some degree MCI shareholders have already voted that your bid thus far is superior and so I guess the question is, I can see how the MCI board may want to play out this dance and a little foreplay in the media, but if that disconnect between their published perception thus far and what shareholders want, if that persists or does not change, are you willing to go directly to shareholders?

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        I think speculation at this point serves no purpose. This is business. We've tried to be very professional, gentlemanly disciplined, methodical, predictable in what we've done. The last thing I read that the media reported was that they would give consideration to, and review this proposal, and I just think it would be inappropriate to make any comment until we get some idea, hopefully directly from them and not through the media, of how they feel, because I would go back to what I've said, and I'll repeat it again, we feel it's superior. You feel it's superior. You just said that.

        The question is, does it have the potential, even if you think it's not superior folks, do you feel hat the potential to be superior with some type of tweaking? Not necessarily taking a number up, not necessarily leaving it the way it is, but with some modification. And that's the key question.

        And in think, again, as I said earlier, when I compare, when I had that one chart up where I compared it, I look at it and I say, I think it's superior, but, okay, that's me. But there's no question in my mind that it has the potential to be there, because that's what the market is saying to us. We'll wait and hear, then we'll respond. Over here. I just wanted to see you stretch.

Jeff Halpern—Sanford C. Bernstein & Company—Analyst

        Thanks, Dick. Jeff Halpern, Sanford Bernstein. If you look at where you were before, all the speculation and then ultimately the offer was made on MCI, you stock was significantly above where it is today, and now as a result of a lot the first couple charts you put up there and as far as what the organic improvements were you were making in the business, I think clearly you look at how your stock's performed since the news has come out about MCI, the stocks are much weaker every time the market perceives you're not going to get it. So I guess I just wanted to see if you could just comment a little bit on what's the strategy if things don't work out with MCI, how has it changed in terms of the organic strategy versus, you know, you obviously already made a play for Allegiance, at one point XO, you let XO have it, you were disciplined in the bidding there. There were other assets—

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        We didn't let them have it, though, Jeff. They spent quite a bit.

Jeff Halpern—Sanford C. Bernstein & Company—Analyst

        That's true. There are other assets that also would also get you some of those access points that you're looking for, they're not necessarily as compelling as MCI. Can you talk a little bit about your organic or alternative strategies in cases where it doesn't go through?

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        If you look at the trajectory within the charts I showed, the first chart where I showed three years in a row where we did that it shows a very solid trajectory. Again, if you look at what we've done with stand-alone DSL, with line sharing, with UNIs, where we've got over 70 contracts for commercial, you see that organically we've done what we said we would do. You might be impatient with the time frame. You probably would have liked to have that in six months but we had a lot of heavy lifting to do, restatements, financing, leverage, things like this.

        So we've continued that. We'll do that. In any, no matter what happens, that's where we're going, that's what all of us at Qwest believe in, and that's our Spirit of Service. That's who we are. It's our culture. Not a brand, it's a culture.

        Now, if you say what's plan B, what's plan C, obviously we have a plan B and a plan C and we've looked at that. However, as you can imagine we see this opportunity as having high-value creation opportunity for the share owners of Qwest and the share owners of MCI and that's why we're pursuing it vigorously.

        Should we talk about B? Probably not because we have high hopes that this plan, this opportunity, will bear fruit. So thanks for asking the question. Let's go over here, please.

Unidentified

        Thank you. Two questions. First, as we think about the pro forma structure of a potential Qwest-MCI, the MCI entity would have a reasonable amount of cash, right around 1.7 to 1.8 would be a free cash flow positive entity.

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        Oren, you might as well come up here. He's talking to you.

Unidentified

        But there would be some restrictions on your ability to get that cash out of that MCI entity because of the restrictions in the MCI venture. So I wanted to get your sense, Oren, on your thoughts as far as the MCI bonds, pro forma, would you look to refinance those bonds?

        And then secondly, Dick, too, you talked about the acceleration to investment grade and I wanted to get your comments on the thought that S&P put you on negative watch post your revised bid.

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        Let me take that one first because they also put Verizon on negative watch on February 14th, as you'll remember, and they didn't do it because of Verizon, okay, they did it because they were concerned and had not had a chance to explore with Verizon what this meant. The same thing is true for us.

        So we were treated for all the talk about us, we were treated exactly like Verizon was. So, you know, we will have a chance to visit with our friends at S&P and explain what we think it does and we'll show them the charts in probably a little more detail and we'll go through this, and I believe that they will come out just as comfortable with what we plan and what we anticipate as I'm sure they will with Verizon.

        I mean, very much that is the pattern and all of us that follow that, that's very normal. Their concern is with MCI and what can you create with that asset. Oren.

Oren Shaffer—Qwest Communications International Inc.—Vice Chairman, CFO

        Yeah. No, I think that the S&P thing was interesting and quite frankly if somebody was going to worry about that, if I were Verizon, I'd be upset about that. Can't do that.

        But on the MCI bonds, as many of you probably know, they have a change of control put in them, and that change of control put allows the holders of those bonds to put them back to the company at roughly 101 percent of face value. And, you know, I personally, as a practical sense, I don't believe that's going to happen because the bonds are all trading at 105 on up to 114 in the market so it's hard for me to imagine why someone would put the bond back to the company on a change of control at 101.

        And the only reason I say that is what that does is it does not, this particular transaction would not cause an immediate need to address those bonds, and so if after this transaction had been completed you would then look at those bonds and I believe that the bond holders as well as the company would see very quickly that they would be better integrated into a combined capital structure rather than a stand-alone situation.

        And the reason I say stand-alone is that they have, because those bonds have their origin in a bankruptcy settlement, they have rather a strong covenant protection in them, and, you know, MCI is able to live with that, and that's fine, and I don't think it would be particularly troublesome to the consolidated company but the important thing is, there's plenty of time to deal with that. Worst case on day one somebody says I want to put the bond to you on 101 and that would be great news. I mean, that would be a very good thing to happen. We have plenty of funding to take care of that, it's just I don't think it will happen.

        So it will be a little bit of a delay probably, and then you'll to have deal with the bond holders and I think our reputation and the way we've dealt with the credit markets is we've always done it fairly, transparently, and openly so I don't think it's going to be an issue.

Unidentified

        Do you have any [inaudible] in those [inaudible] we're webcast we need to make sure.

Unidentified

        Just to follow up, I mean there are specific make-whole provisions in each of the notes. You talked around it a little bit. In your contemplation about a pro forma structure do you assume a make-whole situation for the MCI bonds?

Oren Shaffer—Qwest Communications International Inc.—Vice Chairman, CFO

        I think that you, as I said, there's no way you can avoid the covenant structure so first action, there's kind of two levels. First action is the put, which is change of control put. I don't think it's going to happen.

        You look at the next action, if I start to take the bonds out, they do have another company there which is all the make-whole language. They happen to be trading above that level right now, today, so [a] question of where you go with them.

        I think the important thing, the point I'm trying to make is that it's not an obstruction to the transaction. In other words, whatever one of those two level things happen, it's not a major impediment to doing this consolidation.

Unidentified

        Just a couple of follow-up questions. We talked a little about the net synergies and the revenue synergies. Could you just talk a little bit about the cost side, the investment that has to be made in getting those synergies? These are all net, I think, numbers or normalized out for one-time elements, so it would help obviously to understand the ramp to investment grade, if you will, to get a sense of the cash investment that's going to have to be made in capital and expense terms and one-time costs to get to these numbers and so we kind of look at this, kind of peel the onion a little bit.

        The second one is just looking at the size of the synergies themselves in absolute terms. You kind of said [inaudible] plus or minus few hundred million but—.

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        No, I said you guys can do that. We're very comfortable with it.

Unidentified

        If the size of the enterprise business at Qwest is 3 billion in revenues or so, and you're looking at synergy numbers that basically almost assume that you could get 100% margin on your entire business by doing this combination, I mean does that, could you get a little bit more granular as to how you take your entire business and basically get rid of 100% of the costs and keep 100% of the revenues?

        And then the last thing would just be on the regulatory front. We've talked a little bit about that, and it's been kind of talked about as a lay-up relative to a Verizon transaction, but when you have these conversations, you've actually talking about taking two networks and putting them together down to one so in absolute terms you have one fewer networks from a regulatory standpoint. Did they look at that as being less troublesome than taking Verizon and MCI and putting them together? What is it about the regulatory side that they see as much more beneficial here?

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        I'll start at the end first. From a regulatory point of view, having looked at the, which was already mentioned I think by Jeff at Allegiance, having gone through these mergers, the idea of eliminating redundancies is really not an issue because we don't have in either case the type of market share that sets off the alarms. If we had 30, 40 percent market share, or if we were consolidating to create 40 percent market share, I think would you see the alarm bells go off.

        For example, when we were going to do Allegiance, or, pardon me, were pursuing Allegiance, and our discussions with the Department of Justice, we found that where we were the incumbent local exchange carrier, the alarm bells went off and we would have had to divest certain issues even though we may have had or may not have had redundant facilities in those cases. And so it really comes back to taking a very level look at this thing and saying, what percent do you really have?

        For example, I read in the media where, how much revenue people got from certain accounts or certain parts of government or et cetera, and even when you add all that up with us, you don't create a situation of dominance or concentration, and that's why what I've talked about is consolidation's good, I've been a cheerleader for years on this, but I think when you get concentration to a certain level then, in fact, you drown out other people, and everybody else does become a niche player despite definition because they don't have the throw weight.

        On the synergy side all of those synergies aren't one-sided. Okay? And I don't want to get into which parts of, let's leave it with if you take the combined expenses of the two companies and you groom it out and you take the efficiency of the backbone and the elimination of redundant networks that may exist within one of the two companies today, there is very solid opportunity, and that's why I used the SBC/AT&T thing as a benchmark for you, because sometimes you kind of say, well, I can't buy it, I don't buy it, so you need some kind of comparator, and it comes out quite well on that.

        The other thing I would say is, and I think everybody in the room knows this, our backbone could have a lot more traffic on it without much trouble. I don't think I get a debate, I'm trying to be kind to us here.

        So, you know, if you just think about moving that traffic and the capacities that are there, if we could utilize, it's a great opportunity for us, and it was built at a time when the forecast was for much higher growth and opportunity like things changing every 90 days, you know, increasing. So we do have that. And that's not a shot at any forecast from the past, it's just that's where we are.

        What was first question? I got lost. Say it again.

        It's a couple billion dollars, let me come back. The question is expenses versus the synergies. Those are net numbers that we put up there. I want to emphasize those are net numbers.

        But the investment of those net numbers is couple billion dollars of cash, 2 to $2.5 billion in that range to get that. And again, I want to emphasize that those are net synergies, and that the synergies you saw, 63 percent take place in year one, 28 percent in year two, and the rest in, well, doesn't take you all the way, you don't have to finish year three to get there.

        So did I answer specific enough for you? We're going to go to that side.

Anton Innex—Morgan Stanley—Analyst

        Thank you. Good morning. Anton Innex with Morgan Stanley. It appears you're guiding to about a $3.7 billion pro forma free cash flow number in the '08 time frame. I was hoping we could get a little bit granularity around that particularly in the context of Qwest Corp free cash flow dropping about billion two year-over-year at least on reported numbers, ongoing delays of getting out of regional long-distance to free cash flow breakeven, margin dilution from Qwest wireless, and MCI guiding to us to a kind of 50 percent free cash flow drop year-over-year '05 versus '04. So can we just talk a little bit about the expectations for free cash flow? Obviously we spent a lot of time talking about synergies, but kind of echoing what Simon was asking earlier, what's happening organically with the two businesses in this time frame?

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        Well again, I want to stress as I did before, if we're talking about the combination of the two we ought to talk about the combination of the two and not try and isolate, and that's where you get into I think the difficulty when you talk about Qwest has got a lot of debt, it doesn't matter. I mean, it does, but when you put together the two that's what counts.

        On the organic growth, you're right, we were the last ones in on 271, our long-distance, specifically the state of Arizona was, you are also right that the migration of our, and by the way, that sets you back. We feel on, within the ILEC area specifically within the small-medium size business, if Cliff Holtz were standing next to me he would tell you that it cost us between 8 and 12 months lag time. That's what he would say. Obviously I would disagree with him, it should happen faster.

        On the wireless, there's no doubt about it. I mean we had to spend $50 million to convert. We'll spend money. We just cut the last customer over yesterday, and y et we'll still have to spend several million, $5 million or so maintaining a network until we hand the keys to the network to our friends at Verizon wireless, to Denny. So those are cash burns that should go away.

Oren Shaffer—Qwest Communications International Inc.—Vice Chairman, CFO

        [inaudible] I think what you have if you look at not only I mean both of these companies have just reported out their fourth quarter and year, and you can see that both are actually generating cash. What we're looking at is we continue to increase our stand-alone cash generation capabilities, so when you project that forward, and then you layer on the synergy cash which is coming through as they occur, it says they occur very early in the session, you just have a very, very strong cash flow coming out of these assets, and they benefit, they benefit from being restructured, and combined. I think that the numbers actually work out pretty well.

        I think the biggest concern that we have when we're talking about this is, it's very to make that number much larger and I think we have to be very cautious that we are very realistic as we look through these thing and we say yes, there are savings, and yes, they will continue on, and yes, they're fairly immediate, and, yes, both companies are already turned to be cash flow positive. And if you start adding all those yeses up all of a sudden you get a pretty powerful cash machine out there and I think that's there's a reasonable chance that you get that sort of a result, but what we've done here is we've stayed fairly cautious.

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        Just one other comment on the revenue side of this thing. We've talked about, I think on our last analyst call, in fact, that on the wholesale side of our business we've been able to make some changes in the pricing. We used to do across the country and now we do LATA by LATA and we've actually gotten some lift and our ARPU has gone up.

        Same thing is true on our IDDD, so we've been able to do that. You saw a 20 percent increase on the consumer side on our long distance revenues so we've shown operationally that we can make things happen contrary to some predictions. So we've moved that pretty good.

        We're going to take a couple more. Yes. Good morning.

Unidentified

        Good morning, Dick. If I can just shift the focus a little bit from cutting and slashing and generating cash flow and we talk about new services and new opportunities, when you put these two entities together, is there anything that you see that you can do together that you can't do separately or is there anything that you expect to accelerate, whether from a service or capability?

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        I think the one thing we can accelerate, and, you know, we spent all our time, and I've spent all of my time talking about the enterprise space, because that's where the strength of MCI is. On the consumer side, I think it can help expand the deployment of VoIP on scale at a different level than people have been talking about.

        If you look at the current leader in that space, I think it's, and you look at what Vonage has got for market share and you look at what we could do with our systems and what we created in house, I think there's tremendous upside for us, and the fact that we deployed from B to B in over 200 cities tells you that from a consumer point of view that's not much of a reach to also do that. So I think that's got great up side for us.

        I also think that the two together from a innovation point of view, if you look at the culture from Bill McGowan on, and you look at what Qwest has been able to do, I think that we have tremendous opportunity for innovation and creativity within the enterprise space, again, going back to VoIP, on the seats we sell. You know, we've got multiple seats we've designed. By doing that I think from an enterprise point of view, we can create a very strong package that will help the large corporations control their expenses and their service provisioning.

        And the last thing I would say is, I keep coming back to the Spirit of Service that's our culture, the quality of the product we produce is outstanding. We just have one of our largest customers have a celebration over the weekend where they recognized of all of their vendors that ranged all the way from Cisco to AT&T to MCI and others, and we were rated their number one supplier, and we have that consistently coming in across the spectrum for our hosting centers.

        We have a strong hosting center business at Qwest that's not cash flow positive. Two-and-a-half years ago it was a cash burn, and now it's cash flow positive so I think there's lots of opportunity for creativity and innovation when you take two companies like us that would have a competitive market share but not a concentration. So I think we have a great opportunity.

        Thanks. Over here, please. Can we just kind of move it around.

Mike Rollins—Smith Barney Citigroup—Analyst

        Thanks. Mike Rollins from Smith Barney. First a question for Oren. Can you talk about the purchase commitment in more detail and it looks like the number went down about 47 million from what you estimated last year for '05 and it went up by a similar amount in '06. If you could talk about the change in what's used versus unused.

        And then Dick if I can ask you a follow-up question, it sounds like you had about 10 months of discussions, I think you referenced earlier in today's meeting, with MCI. Can you recount just a little bit more what the basis of the conversations were over that period of time? And did the subject of synergy ever come up and get a view of what they thought the synergy may be to just try to understand maybe some of the differences in points of view between what you're looking for and maybe the perspective of MCI. Thank you.

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        Go ahead.

Oren Shaffer—Qwest Communications International Inc.—Vice Chairman, CFO

        The UPO thing has been a bit of a saga at Qwest, and unfortunately I when I first got there I actually thought I could solve the problem and I said so publicly. I paid for it ever since. We have reduced them substantially. We're now probably not going to be able to do much more other than just live through them. They do roll off on the calendar, they do expire, and I will continue to try and speed that process up, but I don't have high hopes.

        But now they are changing. They will continue to change because the contracts do expire. We've got one year left here, '05. We have a little bit of a tail that sticks out in '06. It's not significant. And obviously that's just additional cash flow once they roll off. So they're very bad deals.

        What we have to be careful of is that the way the new disclosure rules, and their new sense we first started disclosing purchase obligations going forward, they've expanded what you need to include in there. So if you look at our filings, it looks like some of those things may actually be growing but they're not.

        The true unconditional purchase obligations are following the same pattern of decline that they were, but what you must now include when you make your statements as purchase obligation would be, for example, if we signed a forward commitment for ad space in a newspaper. All of a sudden that becomes a purchase obligation and clearly that is part of just running a business. So they'll decline, they'll continue to decline, and I think toward the end of December of '05 we will have a very, very small portion of these left.

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        On the synergies side, we had 10 months of continuous discussions at multiple levels between the companies, and we feel, and I don't want to cross, there's a line here I don't want to go near. We feel very comfortable that what we put up on the slide is doable, very doable, and very real. Not something done in a vacuum. And not hypothetical.

        We're going to take one more? Right there? We'll take two more. We'll come over.

Unidentified

        In your prepared remarks you mentioned that the bid was constructed to be a mix of cash and stock that appealed to both the short and long-term shareholders. As this situation develops, do you think you have the potential to offer a bid with a majority in cash without any significant financing commissions or other material conditions or are there other consideration we should be thinking about here?

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        I don't think it's a question of what we're thinking about. Quite candidly, and I don't want to speculate, we need some feedback and we need some guidance, and we believe we've put forward a proposal that has some potential. We think it's superior, we think it has, definitely has the potential to be superior, so depending on how you want to shade the graze, it's there, but right now I'm not sure I can define for what you a superior bid is.

        You might be able to. And I know there are a couple of other people here that could in their minds, but the question is, how do we, what kind of feedback do we get, and so I just don't, again, I don't think it's appropriate to go into detail on that question. I don't, again, I don't think that's the question that we should be dealing with here without that feedback.

        You wanted to ask one question. Let me get you a mike. Can we get one more mike in front?

Jason Bazinet—J.P. Morgan—Analyst

        Jason Bazinet, J.P. Morgan. You mentioned in your presentation the value of accelerated usage of the Qwest NOLs. And I was wondering if you internally had given much thought to the potential value of the MCI NOLs? Is that something you've kicked the tires on and you've determined there's not much value there, or you're just being conservative and there might be value there?

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        We are conservative people.

Oren Shaffer—Qwest Communications International Inc.—Vice Chairman, CFO

        I think that's actually the answer. There are clearly documented, there are substantial NOLs over there, but having not had the opportunity to look at the basis and exactly where they are and how they are, which tax entity they're in, we've decided to simply ignore them, and we think that's the safest thing because if they exist and if they can be moved across in a merger operation they just add value, so I think we took the safe position given what information we have and that is to ignore them, but they do have substantial NOLs on the other side.

Dick Notebaert—Qwest Communications International Inc.—Chairman, CEO

        Let me thank everybody for being here this morning on a snowy day. Thank you very much for your questions. Thank you.

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